Exhibit 12.1
American Public Education, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Three months
	ended		Year ended December 31,
(in thousands)	March 31, 2011	2010	2009	2008	2007	2006
Earnings
+ Pre-tax income from continuing operations	$13,071	$50,022	$39,866	$25,688	$14,691	$2,941
+ Fixed charges	—	—	—	—	—	—
+ Amortization of capital interest	—	—	—	—	—	—
+ Distributed equity of equity investees	—	—	—	—	—	—
+ Share of pre-tax losses of equity investees	—	—	—	—	—	—
- Interest capitalized	—	—	—	—	—	—
- Preference security dividends	—	—	—	—	—	—
- Non-controlling interest in pre-tax subsidiaries	—	—	—	—	—	—

Total Earnings	$13,071	$50,022	$39,866	$25,688	$14,691	$2,941

Fixed Charges
+ Interest expense	$—	$—	$—	$—	$56	$42
+ Amortized premiums related to premiums associated with indebtedness	—	—	—	—	—	—
+ Interest within rental expense	—	—	—	—	—	—
+ Preference security dividends	—	—	—	—	—	—

Total Fixed Charges	$—	$—	$—	$—	$56	$42

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	262.3	70.0